Commission File No. 333-58488

Filed By: EOP Operating Limited Partnership pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spieker Properties, L.P. (SEC File No. 33-98372-01)

      The following information is included in a presentation made on behalf of Equity Office Properties Trust and Spieker Properties, Inc. by Peter Adams, Senior Vice President - Strategic Planning and Operations of Equity Office Properties Trust, Mark Geisreiter, Senior Vice President - San Francisco Region of Equity Office Properties Trust and John Petersen, Senior Vice President - Silicon Valley of Spieker Properties, Inc., at the Goldman Sachs Investor Tour held today (May 15, 2001).

Peter Adams
SVP – Strategic Planning and Operations
Mark Geisreiter
SVP – San Francisco Region
John Petersen
SVP – Silicon Valley, Spieker Properties

Equity Office

Goldman Sachs Investor Tour

May 15, 2001

Equity Office

EOP / Spieker Combined Portfolio

Buildings:	616
Locations:	38 markets
Total Office Portfolio:	124 MM sf
Employees:	2,600
Businesses:	8,500
Customers:	520,000
Total Capitalization:	$27 billion



10 & 30 S. Wacker
Chicago



Rowes Wharf
Boston



The Towers
Los Angeles



Reston Town Center
Washington, D.C.



Metro Center Tower
San Francisco



Park Avenue Tower
New York

Equity Office

Combined Company Top 10 Markets

Ranking by Post-Merger NOI	Pre-Merger SF (in 000s)	Pre-Merger % of NOI	Pre-Merger Market Rank By SF	Post-Merger* SF (in 000s)	Post-Merger* % of NOI	Post-Merger* Market Rank By SF
Boston	13,019	15.3%	1st	13,019	13.5%	1st
San Francisco	6,632	10.2	1st	8,915	11.5	1st
Silicon Valley	2,724	4.7	5th	6,803	8.2	1st
Seattle	7,623	8.4	1st	10,363	8.0	1st
Chicago	11,190	10.3	1st	11,190	7.9	1st
New York	4,986	8.6	10th	4,986	6.7	10th
Washington, D.C.	5,769	7.2	2nd	5,769	6.0	2nd
Los Angeles	4,195	4.4	4th	7,040	4.9	2nd
Atlanta	7,843	6.5	1st	7,843	5.1	1st
Orange County	1,956	1.8	5th	6,188	3.8	2nd
Total	65,950	77.4%		82,125	75.6%	

* At time of merger announcement

Northern California Markets



Sacramento
PLACER
SACRAMENTO
East Bay
San Francisco CBD
Peninsula
Silicon Valley
Equity Office
Spieker Acquisitions

Equity Office

Combined Portfolio



	Buildings	Square Feet	Percent Occupied
San Francisco CBD	11	4,570,686	97.8%
Peninsula	34	3,837,525	97.1%
Silicon Valley	71	6,611,735	97.7%
Oakland / East Bay	16	2,646,141	94.7%
Marin County	6	547,804	99.3%
Sacramento	29	2,597,828	97.5%
Total / Weighted Avg.	167	20,811,719	97.2%

EOP Northern California Development Pipeline

Equity Office

EQUITY OFFICE DEVELOPMENTS	NUMBER OF BUILDINGS	SQ. FT.	% LEASED
Parkside Towers	2	398,000	96%
San Rafael Corporate Center	5	388,000	0%
Foundry Square	4	1,260,000	42%
Ferry Building	1	242,000	0%
Concar	2	207,000	99%
Total	14	2,495,000	45%



Foundry Square



Ferry Building

Spieker Northern California Development Pipeline

Equity Office

SPIEKER DEVELOPMENTS	NUMBER OF BUILDINGS	SQ. FT.	% LEASED
Skyway Landing II	1	121,000	0%
Watergate Tower IV	1	344,000	100%
Skyport Phase I	1	599,000	97%
Towers at Shores Center	1	335,000	30%
Total	4	1,399,000	73%



Skyway Landing II



Watergate Tower IV

SILICON VALLEY PORTFOLIO

Equity Office

Silicon Valley

- Broad based economy
  - Diverse industry segments
- Proximity to talented, well-educated workforce
- Significant barriers to entry
- Current challenges
  - Infrastructure concerns
  - Demand slowing
  - Increasing sublease space

Equity Office
Silicon Valley Market

Equity Office

Buildings	**37**
Square Feet	**2.7 million**
Occupied	**96.3%**



10 Almaden

Submarkets:

- CBD
- Campbell
- Mountain View
- Palo Alto
- Santa Clara
- Sunnyvale

Equity Office
Sunnyvale Business Center

Equity Office



New lease with Advanced Micro Devices

- 175,000 sf
- Lease value: $164 MM
- Average rate $93.75 psf
- 10-year lease
- EOP team effort

Spieker
Silicon Valley Market

Equity Office

Buildings	34
Square Feet	3.9 million
Occupied	98.6%



San Jose Gateway

Submarkets:

- Santa Clara
- North San Jose
- Palo Alto
- Milpitas

Spieker
Skyport Phase I

Equity Office



Square Footage	599,000
Expected Cost	$154.1 MM
Expected Return	15.7%
Preleased (1)	97%

Major Tenants:

- Siemens
- Brocade Communications

(1) Office space is 100% leased

Lease Expiration of Combined Company



Equity Office
Square Feet Expiring in Thousands:
Spieker Properties
Equity Office
Percent of Total Square Feet Expiring in Combined Company
1400
1200
1000
800
600
400
200
0
15.8%
13.2%
7.8%
7.4%
18.9%
4.1%
10.6%
19.9%
821
225
746
127
318
196
233
255
562
690
192
77
283
415
677
639
2001
2002
2003
2004
2005
2006
2007
2008 and Beyond

Equity Office

Summary

- Vacancy rate increasing: impact of sublease space
- Tenant demand slowing: “wait and see”
- Rental rates decreasing
- Flight to quality
- EOP/SPK = clear market leader
- Long-term Silicon Valley market fundamentals remain solid


Equity Office

Q & A

Equity Office

Redefining the workplace. Together.

Equity Office

Forward-Looking Statement

Certain matters discussed in this presentation constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Equity Office believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Many of the factors that will determine actual results are beyond Equity Office's ability to control or predict. Factors that could cause actual results to differ materially from current expectations include, among others, changes in macro-economic conditions, including changes in economic conditions affecting industries in which the principal tenants of Equity Office and Spieker compete; the ability to timely lease or re-lease square footage at current or anticipated rents; the ability to achieve economies of scale over time; the demand for tenant services beyond those traditionally provided by landlords; changes in interest rates; changes in operating costs; future demand for debt and equity securities of Equity Office; the ability to complete current and future development projects on time and on schedule; demand for office space in California and the other West Coast markets in which Spieker has a substantial presence; the continuing financial success of Equity Office's and Spieker's current and prospective tenants; Equity Office's ability to merge successfully the operations of Spieker Properties into Equity Office; continuing supply constraints in Spieker's current markets; and other risks, which are described in Equity Office's Form 8-K and other reports from time to time filed by Equity Office with the Securities and Exchange Commission. Equity Office assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Forward-Looking Statement, continued

Investors are urged to read the joint proxy statement/prospectus relating to the proposed merger of Spieker Properties, Inc. with and into Equity Office Properties Trust, and to read the consent solicitation/ information statement/prospectus relating to the proposed merger of Spieker Properties, L.P. with and into EOP Operating Limited Partnership, as these documents will contain important information. Initial filings of the joint proxy statement/prospectus and the consent solicitation/information statement/ prospectus have been made with the Securities and Exchange Commission. Investors may obtain a free copy of these filings at the Commission's web site at http:www.sec.gov. Investors may also obtain a copy of the final joint proxy statement/ prospectus and the final consent solicitation/ information statement/ prospectus by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, Chicago, Illinois 60606, Attention: Diane Morefield. Information concerning the identity of participants in the solicitation of proxies by the Equity Office board of trustees, and their direct or indirect interests, by security holdings or otherwise, may be obtained from the joint proxy statement/ prospectus.